Flower Turbines LLC



ANNUAL REPORT

_____
_____
(____) _____ - ____
www._____.com

This Annual Report is dated April 9, 2019.

BUSINESS

FLOWER TURBINES LLC was formed on 9/25/2013 ("Inception") in the State of New York.   The financial statements of FLOWER TURBINES LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lawrence, NY.

FLOWER TURBINES LLC makes small vertical axis drag-type wind turbines with unique aerodynamics especially applicable to the rooftop market, because they are designed so their efficiency increases when packed tightly together, while remaining quiet and low in vibration.

Previous Offerings

Between January 1, 2018 and Dec. 31, 2018, we sold 20,000 units in exchange for $10 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

2018 ended with $75,000 more in cash in the bank than in 2017.This is a result of equity crowdfunding. This money and the already-spent money raised by crowdfunding enabled us to work with engineers, expand patent protection, and other activities that will lead to final engineering of and manufacturing of the products in 2019. We expect to proceed with third party certification and actual contracts in 2019.

Some of the activities included increased business development, such as trips to China to develop contacts in that market.

The major expense in 2018 was Facebook advertising to drive investors to the crowdfunding platform. Next was legal and professional, mostly for patents. Next were a variety of business expenses, mostly business travel.

 The CEO has been working without compensation other than expenses in order to preserve funds in the company for development.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $75,000. [The Company intends to raise additional funds through an equity financing.]

Debt

The company has no debt although it has been operating at a loss. In 2017, the shortfall was supplied by the CEO and Founder, Dr. Farb. In 2018, that was supplied by crowdfunding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Mark Daniel Farb

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our units, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding units of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Units	Mark Daniel Farb	1,000,000 units		100%

RELATED PARTY TRANSACTIONS

There were no related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 1,000,000 units. As of December 31, 2018, 1,000,000 shares of common stock are outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Flower Turbines

By   /Mark Daniel Farb/
_____

Name   Mark Daniel Farb
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
BA Checking 7051	73,325.86
BA Savings 3238	100.00
TFCU checking	1,338.60
Total Checking/Savings	74,764.46
Other Current Assets	
Reconciliation	23,026.26
Total Other Current Assets	23,026.26
Total Current Assets	97,790.72
TOTAL ASSETS	97,790.72
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-381.89
Total Accounts Payable	-381.89
Credit Cards	
Bank of America Mastercard	-9,913.62
Capital One	18,342.74
Total Credit Cards	8,429.12
Total Current Liabilities	8,047.23
Total Liabilities	8,047.23
Equity	
Members Draw	-13,070.97
Members Equity	-587,256.80
Opening Balance Equity	793,001.33
Net Income	-102,930.07
Total Equity	89,743.49
TOTAL LIABILITIES & EQUITY	97,790.72

Profit and Loss

	Jan - Dec 18
Ordinary Income/Expense	
Income	
investment	
SE Equity Crowdfunding	24,968.41
Total investment	24,968.41
refund	645.22

Travel	
Airfare	-3,956.74
Total Travel	-3,956.74
Total Income	21,656.89
Gross Profit	21,656.89
Expense	
Bank Charges	
tfcu	139.26
Total Bank Charges	139.26
Bank Service Charges	3,257.90
Business Expenses	
conferences	6.04
corporate	50.00
Funding	3,425.00
internet	521.53
IP Australia	79.56
Meals	614.20
membership	515.64
Miscellaneous	43.74
Shipping and Printing	3,481.95
Website	76.00
Business Expenses - Other	382.81
Total Business Expenses	9,196.47
Business Travel	
Airfare	4,404.67
car	52.00
car insurance	1,082.48
car lease	2,980.67
car rental	181.38
gas	217.30
Hotel/Lodging	5,873.89
Parking	49.25
Taxi	59.65
tolls	25.00
train	689.61
Total Business Travel	15,615.90
Consulting	
Bakari Pace	61.43
LIU BEICHEN	1,000.00
Total Consulting	1,061.43
Continuing Education	406.12
Legal and Professional	

Meitar Liquornik	503.00
Patents	
4647/23	6,191.00
4647/24	496.00
4647/35	421.06
4647/36	905.00
4647/37	1,245.72
4647/40	1,361.00
4647/43	4,000.00
4647/47	300.00
4647/48	2,014.08
4647/49	1,665.22
4647/50	3,523.00
4647/53	3,788.00
Total Patents	25,910.08
Rocket Lawyer	299.99
Scott Herckis	4,500.00
Tzvi	4,000.00
Total Legal and Professional	35,213.07
loan from mdf	-5,300.00
Manufacturing	
Consulting	700.00
Total Manufacturing	700.00
Marketing	
conference	93.51
Facebook	57,229.40
Marketing - Other	339.98
Total Marketing	57,662.89
Office Supplies	734.05
suppliers	
Hefei Top Grand	5,760.00
Total suppliers	5,760.00
Trademarks	140.00
Total Expense	124,587.09
Net Ordinary Income	-102,930.20
Other Income/Expense	
Other Income	
Interest	0.13
Total Other Income	0.13
Net Other Income	0.13
Net Income	**-102,930.07**

CERTIFICATION

I, Mark Daniel Farb, Principal Executive Officer of Flower Turbines LLC, hereby certify that the financial statements of Flower Turbines included in this Report are true and complete in all material respects.

/Mark Daniel Farb/
Principal Executive Officer